Exhibit 99.1

Ten-League International Holdings Limited Announces Receipt of Nasdaq Staff Delisting Determination and Plans to Appeal

SINGAPORE, March 16, 2026 (GLOBE NEWSWIRE) — Ten-League International Holdings Limited (Nasdaq: TLIH) (the “Company” or “Ten-League”), a Singapore-based provider of turnkey project solutions, today announced that, on March 10, 2026, it received a Staff Determination from the Staff of the Nasdaq Listing Qualifications Department (the “Staff”).

This Staff Determination stated that the Nasdaq Staff has determined that the Company’s securities will be subject to delisting from The Nasdaq Capital Market as a result of the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires primary securities listed on The Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share, unless the Company timely requests a hearing before an independent Hearing Panel (the “Panel”). Accordingly, the Company intends to timely request a hearing before the Panel. Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if a deficiency under the Listing Rule continues for a period of consecutive 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until March 9, 2026, to regain compliance with the Minimum Bid Price Rule. As notified by the Staff Determination, the Company has not regained compliance with the Minimum Bid Price Rule and is not eligible for a second 180 day grace period. The Staff Determination states that the Staff concluded it does not appear that it is possible for the Company to cure the deficiency during the second grace period, and in that regard, the Company’s closing bid price traded above the $1 minimum requirement for only 13 consecutive trading days after the Company’s initial public offering (which was on July 8, 2025).

The hearing request will automatically stay any suspension or delisting action pending the hearing and the issuance of a Panel decision following the hearing. The Company’s securities will continue to trade in the normal manner on The Nasdaq Capital Market under the symbol “TLIH” pending the issuance of the Panel decision following the hearing.

Per Listing Rule 5815(a)(5), the Company will submit to the Panel a plan to regain compliance, and request that the Panel grant an exception to the listing standards for a limited time period, as permitted by Rule 5815(c)(1)(A). There can be no assurance, however, that the Panel will accept the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that such plan will be successful if brought into effect.

The Company furnishes this announcement to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the subject deficiency and of the Staff Determination within four business days thereof.

About Ten-League International Holdings Limited

Ten-League International Holdings Limited is a Singapore-based provider of turnkey project solutions. The Company’s business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. The equipment is organized into four categories based on their functions and application scenarios: foundation equipment, hoist equipment, excavation equipment and port machinery. The Company also provides value-added engineering solutions under engineering consultancy services with the aim to address potential safety issues, enhance reliability and productivity and allow for customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. Ten-League’s mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies. For more information, please visit the Company’s website: https://ir.ten-league.com.sg/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K.

For more information, please contact:

Ten-League International Holdings Limited

Investor Relations Department

Email: ir@ten-league.com.sg

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com